SERVICER COMPLIANCE CERTIFICATION

This Servicer Compliance Certification is issued pursuant to the Tax Outsourcing Agreement dated as of June 1, 2006 (together with all amendments thereto, the "Agreement"), between HSBC Mortgage Corporation (USA) ("Bank") and First American Real Estate Solutions of Texas, L.P. ("First American").

I, Lucy A. Przybyla, an authorized officer of the First American, certify to Bank and with the knowledge and intent that it will rely upon this certification, that:

1. The servicing information required to be provided to Bank by First American under the Agreement has been so provided;

2. I am responsible for reviewing the activities performed by First American under the Agreement and based upon my knowledge and, except as disclosed in the annual compliance assessment required to be delivered to Bank (which has been so delivered to Bank) and as set forth below, in all material respects throughout the relevant reporting period First American has fulfilled its obligations under the Agreement; and

3. The following describes the nature of and status of a material failure, which has been rectified. During 2006, more than ninety-three (93%) percent of all bank reconciliations were timely completed within thirty (30) days of receipt. The remaining reconciliations were all completed within thirty to sixty (30-60) days of receipt. Management has implemented enhanced controls ensuring that all bank reconciliations are completed within the thirty (30) day time period. By year end 2006, these enhanced controls resulted in continual one hundred (100%) percent compliance.



FIRST AMERICAN REAL ESTATE SOLUTIONS OF TEXAS, L.P.
By: First American Real Estate Solutions LLC
    General Partner

/s/ Lucy A. Przybyla
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Lucy A. Przybyla
Senior Vice President
February 28, 2007